June 25, 2025
Vancouver, British Columbia

Wheaton Precious Metals Named Among
Corporate Knights' 50 Best Corporate Citizens in Canada

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that it has again been named as one of Corporate Knights' 2025 Best 50 Corporate Citizens in Canada.

"I am extremely proud that Wheaton has once again been recognized among the top 10 companies on Corporate Knights' annual Best 50 Corporate Citizens index," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "This ranking reflects Wheaton's commitment to responsible operations across all areas of our business and underscores the quality and sustainability performance of our mining partners."

Corporate Knights' Best 50 Corporate Citizens ranking is based on an assessment of publicly traded companies on a Canadian stock exchange, privately-owned corporations headquartered in Canada and Canadian Crown corporations with revenue over $1 billion. Companies are evaluated on a set of up to 25 key performance indicators to assess how firms manage their resources, employees and finances in comparison to their peer group, with 50% of each company's score tied to the percentage of their revenue and investments that qualify as sustainable.

Earlier this year, Wheaton was also recognized among Corporate Knights' 2025 100 most sustainable corporations in the world.

To learn more about Wheaton's sustainability approach and commitments, visit the website at: www.wheatonpm.com/Sustainability.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company, providing shareholders with access to a high-quality portfolio of low-cost, long-life mines around the world. Through strategic streaming agreements, Wheaton partners with mining companies to secure a portion of their future precious metals production. Committed to responsible mining practices, Wheaton employs industry-leading due diligence practices with a goal of unlocking long-term value for shareholders while supporting the broader mining industry to deliver the commodities society needs through access to capital. Wheaton's shares are listed on the Toronto Stock Exchange, New York Stock Exchange and London Stock Exchange under the symbol WPM. Learn more about Wheaton Precious Metals at www.wheatonpm.com or follow us on social media.

For further information:

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel: 1-844-288-9878
Email: Emma.Murray@wheatonpm.com

Media Contact
Simona Antolak
Vice President, Communications & Corporate Affairs
Tel: 604-639-9870
Email: Simona.Antolak@wheatonpm.com

Cautionary Note Regarding Forward Looking-Statements
This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to ESG and climate change strategy, targets and commitments and climate scenario analysis by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"). Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks related to the ability to achieve ESG and climate change strategy, targets and commitments at both Wheaton and the Mining Operations and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form for the year ended December 31, 2024 and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2024, both available on SEDAR+ and in Wheaton's Form 6-K filed March 13, 2025, all available on EDGAR. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that ESG and climate change strategy, targets and commitments at both Wheaton and the Mining Operations will be achieved, there will be no material adverse change in the market price of commodities, that estimations of future production from the Mining Operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements, and that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010) and possible domestic audits for taxation years subsequent to 2017 and international audits.